

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2014

Via E-Mail
Mr. Robert A. McGuinness
Chief Financial Officer
Gold Reserve Inc.
926 West Sprague Avenue, Suite 200
Spokane, Washington 99201

      Re: **Gold Reserve Inc.**
              Form 40-F for the Fiscal Year Ended December 31, 2013
              Filed April 29, 2014
              File No. 001-31819

Dear Mr. McGuinness:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/Craig Arakawa for

                      Tia L. Jenkins
                      Senior Assistant Chief Accountant
                      Office of Beverages, Apparel, and
                      Mining